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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )


                                   Cohu, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                 001751-19257610
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                                 (CUSIP Number)

                               Nicholas J. Cedrone
                     One Monarch Drive, Littleton, MA 01460
                                 (978) 486-1060
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 13, 1998
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             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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-------------------------                            ---------------------------
CUSIP NO. 001751-19257610               13D                 Page 2 of 5
-------------------------                            ---------------------------

-------- -----------------------------------------------------------------------
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Nicholas J. Cedrone
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group          (a) [ ]
         (See Instructions)                                        (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC Use Only

-------- -----------------------------------------------------------------------
   4     Source of Funds (See Instructions)

         See Item 3 below
-------- -----------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

-------- -----------------------------------------------------------------------
   6     Citizenship or Place of Organization

         United States
-------- -----------------------------------------------------------------------
       Number of            7    Sole Voting Power

         Shares                  719,819
                          ------ -----------------------------------------------
      Beneficially          8    Shared Voting Power

        Owned by
                          ------ -----------------------------------------------
          Each              9    Sole Dispositive Power

       Reporting                 719,819
                          ------ -----------------------------------------------
      Person With          10    Shared Dispositive Power

-------- -----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          719,819
-------- -----------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [ ]

-------- -----------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          7.32%
-------- -----------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          IN
-------- -----------------------------------------------------------------------
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                                                                     Page 3 of 5

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D Amends a Schedule 13D filed by Nicholas J. Cedrone in December 1995. The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, $1.00 par value per share (the "Common Stock"), of Cohu, Inc. (the "Issuer" or "Cohu"), a Delaware corporation, with its principal executive offices located at 5755 Kearny Villa Road in San Diego, California 92123.

        Principal Executive Officers of Issuer:

        Charles A. Schwan, President & CEO
        5755 Kearny Villa Road, San Diego, CA

        John H. Allen, Vice President & CFO
        5755 Kearny Villa Road, San Diego, CA

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by Nicholas J. Cedrone, an individual ("Cedrone"). Cedrone has a business address at One Monarch Drive, Littleton, Massachusetts 01460. Cedrone is employed as a Vice President of Daymarc, Inc., a wholly-owned subsidiary of Cohu, Inc., which designs, develops and manufactures test handling equipment for the semiconductor industry and is located at One Monarch Drive, Littleton, Massachusetts 01460. Cedrone is the founder and sole shareholder of Daymarc Corporation (See Item 3).

        During the last five years, Cedrone has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Cedrone is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Schedule 13D filed by Cedrone in December 1995 related to the issuance of 560,000 shares (all share amounts included herein have been adjusted for Cohu's two-for-one stock split effective June 6, 1995) of Common Stock of Cohu, Inc. $1.00 par value, to Cedrone. These shares were issued to Cedrone pursuant to the Agreement and Plan of Merger dated June 16, 1994 by and among Cohu, Inc., Daymarc Corporation, Cohu Acquisition Corporation, Nicholas J. Cedrone and Melvyn Bosch (the "Merger Agreement"). The Merger Agreement, which was included as Exhibit 1 to the Schedule 13D filed in December 1995, provided that additional performance-based consideration would be payable to Cedrone in Cohu Common Stock and cash through June 1998. During the four-year period ended June 1998, Cohu issued a total of 143,819 shares of its Common Stock to Cedrone, including 17,698 shares issued on February 13, 1998, pursuant to the Merger Agreement.


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                                                                     Page 4 of 5

        On July 21, 1994 the Issuer granted Cedrone options to purchase 20,000 shares of Cohu Common Stock. During the period from October 1995 to December 1998 Cedrone acquired 20,000 shares of Cohu Common Stock for cash upon the exercise of an equivalent number of stock options.

        During 1998 Cedrone donated 4,000 shares of Cohu Common Stock to a nonprofit organization.

        No part of the consideration used by Cedrone for the acquisition of Cohu shares of Common Stock was borrowed.

ITEM 4. PURPOSE OF TRANSACTION

        This Statement relates to (i) the shares of Cohu Common Stock issued to Cedrone by the Issuer pursuant to the Merger Agreement and (ii) the subsequent acquisition and disposition of shares of Cohu Common Stock as described in Item 3 above. The Shares were issued to Cedrone by the Issuer as consideration for the Merger Agreement. Pursuant to the Merger Agreement, Daymarc Corporation merged with and into Cohu Acquisition Corporation, a wholly-owned subsidiary of the Issuer, the separate existence of Daymarc Corporation ceased and Cohu Acquisition Corporation, as the surviving corporation in the Merger, changed its name to Daymarc, Inc.

        Other than as described above, Cedrone has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of
Schedule 13D (although Cedrone reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As a result of the issuance of shares of Cohu Common Stock pursuant to the Merger Agreement and subsequent exercises of stock options, Cedrone may be deemed to be the beneficial owner of 719,819 shares of Cohu Common Stock, which would represent approximately 7.32% of the shares of Cohu Common Stock outstanding (based on the number of shares of Common Stock outstanding on March 31, 1999). Cedrone has sole voting and dispositive power with respect to such shares.

        Cedrone has not acquired or disposed of any shares of Cohu Common Stock during the past sixty (60) days.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for the Merger Agreement, Cedrone has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

               Exhibit No.     Description
               -----------     -----------

                   1 Agreement and Plan of Merger, dated as of June 16, 1994, by and among Cohu, Inc., Cohu
                               Acquisition Corporation, Daymarc
                               Corporation, N.J. Cedrone and Melvyn Bosch, incorporated herein by reference from
                               Schedule 13D dated December 1, 1995.



Signature

        After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   May 4, 1999

                                   By:    /s/ Nicholas J. Cedrone
                                          --------------------------------
                                          Name: Nicholas J. Cedrone